    EXHIBIT 21.1

Subsidiaries of EVERTEC, Inc.

Name	Jurisdiction of Incorporation
EVERTEC Intermediate Holdings, LLC	Puerto Rico
EVERTEC Group, LLC	Puerto Rico
EVERTEC Guatemala, S.A.	Guatemala
EVERTEC Panamá, S.A.	Panama
EVERTEC Dominicana, SAS	Dominican Republic
EVERTEC Costa Rica, S.A.	Costa Rica
Evertec Colombia, SAS	Colombia
EVERTEC USA, LLC	Delaware
OPG Technology Corp.	Puerto Rico
BBR SpA	Chile
BBR Perú S.A.C.	Peru
EVERTEC México Servicios de Procesamiento, S.A. de C.V.	Mexico
Evertec PlacetoPay, S.A.S.	Colombia
Evertec Chile Holdings SpA	Chile
Evertec Chile SpA	Chile
Paytrue S.A.	Uruguay
Caleidón S.A.	Uruguay
Evertec Brasil Solutions Informática Ltda.	Brazil
Evertec Chile Servicios Profesionales SpA	Chile
Evertec Chile Global SpA	Chile
Tecnopago España SL	Spain